Filed Pursuant to Rule 424(b)(3)

Registration No. 333-164777

CLARION PARTNERS PROPERTY TRUST INC.

SUPPLEMENT NO. 12 DATED APRIL 5, 2013

TO THE PROSPECTUS DATED APRIL 23, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2012 and Supplement No. 8 dated January 22, 2013, Supplement No. 9 dated February 1, 2013, Supplement No. 10 dated March 4, 2013, and Supplement No. 11 dated April 1, 2013 relating to our offering of up to $2,250,000,000 in shares of our common stock.

The following figures represent the components of our net asset value as of March 31, 2013 and December 31, 2012.  Our net asset value was calculated by our advisor in accordance with our valuation guidelines as described in our prospectus under “Net Asset Value Calculation and Valuation Guidelines.”

As of March 31, 2013

Cash	$4,397,384

Real estate properties (1)	$17,950,000

Portfolio and property-level financings (2)	$(9,160,000)

Other assets and liabilities, net	$99,135

Net asset value as of March 31, 2013	$13,286,519

As of December 31, 2012

Cash	$3,707,591

Real estate properties (1)	$17,800,000

Portfolio and property-level financings (2)	$(9,160,000)

Other assets and liabilities, net	$81,857

Net asset value as of December 31, 2012	$12,429,448

(1)         Represents the sum of the most current valuations for all properties in our portfolio.  Appraisals are performed by our independent valuation advisor.  Properties held in joint ventures are included at a value based on our percentage ownership in the joint venture.

(2)         Represents the sum of the portfolio and property-level financings at cost.  Financings held in joint ventures are included based on our percentage ownership in the joint venture.

Each business day, our NAV per share for each class of shares is posted on our website, www.clarionpartnerstrust.com , and made available on our toll-free, automated telephone line, 1-877-999-REIT (7348).